SILVERWOOD PARTNERS LLC
SEC FILE NO: 8-53495

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2020

FILED IN ACCORDANCE WITH RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

SILVERWOOD PARTNERS LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2020

TABLE OF CONTENTS

	Page
Facing Page	1
Oath or Affirmation	2
Report of Independent Registered Public Accounting Firm	3 - 4
Financial Statements	
Statement of Financial Condition	5
Notes to Financial Statements	6 - 10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53495

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Silverwood Partners, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Pleasant Street
(No. and Street)

Sherborn	**MA**	**01170**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Hodson-Walker **508-651-2194**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Assurance Dimensions, Certified Public Accountants and Associates
(Name - if individual, state last, first, middle name)

2000 Banks Road, Suite 218	**Margate**	**Florida**	**33063**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Jonathan Hodson-Walker, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Silverwood Partners, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J. Hodson-Walker

Signature

Managing Member

Title

Subscribed and sworn to before me this 24th day of February 2021

Notary Public

IRLI DURMILLARI
MY COMMISSION EXPIRES JANUARY 1, 2027
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

This report* contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of **Silverwood Partners, LLC**

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Silverwood Partners, LLC** (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

Assurance Dimensions
We have served as **Silverwood Partners, LLC** auditor since 2020.
Margate, Florida
February 22, 2021

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

SILVERWOOD PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

<u>ASSETS</u>

ASSETS		
Cash	$	363,693
Accounts receivable, net		130,515
TOTAL CURRENT ASSETS		494,208
Property and equipment, net		6,075
TOTAL ASSETS	$	500,283

<u>LIABILITIES AND MEMBERS' EQUITY</u>

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	68,853
Commission payable		56,651
Due to related party		33,651
Paycheck Protection Program loan		113,598
MEMBERS' EQUITY		227,530
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	500,283

The accompanying notes are an integral part of this financial statement.

SILVERWOOD PARTNERS LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

Note 1 - Organization

Silverwood Partners LLC, (the "Company"), located in Sherborn, Massachusetts, provides investment banking services to both public and privately held companies worldwide but primarily in the United States. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry security accounts for clients or perform custodial functions related to client securities. The Company is a limited liability company and shall have perpetual existence until it is dissolved, and its affairs are wrapped up in accordance with its operating agreement.

Note 2 - Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Credit Risk

At certain times, the Company maintains cash balances in excess of $250,000 in a financial institution. The Federal Deposit Insurance Corporation ("FDIC") insures up to $250,000 for each depositor. The Company has not experienced any losses in such accounts and does not believe they are exposed to any significant credit risks. The Company had approximately $114,000 of cash in excess of the FDIC limit at December 31, 2020.

(c) Accounts Receivable

The Company carries its accounts receivable at amounts invoiced for services less an allowance for doubtful accounts, if necessary. Accounts receivable balances are written off after it is evident that collection efforts have little or no chance of immediate success. The Company charges interest on certain past due accounts receivable and the related interest income is recorded when received. The Company did not record interest income on its past due accounts during 2020. The allowance for doubtful accounts amounted to $40,500 as of December 31, 2020.

(d) Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using accelerated and straight-line methods over the estimated useful lives of the respective assets or lease term, if shorter. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

Note 2 - Summary of Significant Accounting Policies (continued)

(e) Income Taxes

The Company is a partnership for federal and state income tax purposes. Accordingly, no provision for income taxes has been made in the accompanying financial statements because such taxes, if any, are the responsibility of the members. Accounting principles generally accepted in the United States of America prescribe the threshold a tax position is required to meet before being recognized in the financial statements. For purposes of this standard, the pass-through status of the entity at the federal and state level is considered a tax position. The Company has reviewed its pass-through status and has determined that this position is not subject to significant uncertainty.

The Company's income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is susceptible to varying interpretations, amounts reported could be changed at a later date upon final determination by those authorities. The Company is no longer subject to examinations by tax authorities for years prior to 2016. Currently, there are no income tax audits in process.

(f) Advertising Costs

The Company charges to operations all advertising costs at the time the obligation is incurred. Included in administrative expenses are advertising costs of $181.

(g) Leases

Effective January 1, 2019, the Company adopted Accounting Standards Update ("ASU") No. 2016-02, Leases ("ASC 842") which requires the Company to recognize a right-of-use asset and liability on the balance sheet for all leases, with the exception of short-term leases. The lease liability will be equal to the present value of lease payments and the right-of-use asset will be based on the lease liability. Adoption of the new standard did not have a material impact on the Company's net income, financial position, and cash flows. The Company does not have any leases which meet the criteria.

Note 3 Contracts with Customers

The Company did not have any contract assets or contract liabilities as of December 31, 2020. The Company's receivables for the year ended December 31, 2020 are as follows:

Note 3 Contracts with Customers (continued)

Balance at January 1, 2020	$ 49,580
Increase in accounts receivable	205,560
Less: bad debt expense	(124,625)
Balance at December 31, 2020	$ 130,515

Note 4 - Property and Equipment, Net

Property and equipment, net consists of the following:

Furniture and fixtures	$ 18,021
HVAC	17,960
Land improvements	13,500
Leasehold improvements	77,542
	127,023
Less accumulated depreciation	120,948
Propert and equipment, net	$ 6,075
Depreciation expense for the year- ended December 31, 2020	$ 900

Note 5 - Related Party Transactions

The Company leases its office from an individual related to the Company's majority member under a non-cancelable operating lease expiring on March 30, 2021. The lease provides for monthly payments of $9,000 and requires the Company to pay real estate taxes and certain other operating expenses.

Note 6 - Retirement Plan

The Company sponsors a defined contribution retirement plan covering substantially all employees and members. Contributions to the plan are based on a participant's annual compensation. The plan includes a section 401(k) salary deferral provision which allows employees to contribute to their individual accounts to the extent provided by law. The Company is required to match 100% of the first 3% contributed to the plan by participants and 50% of the next 2% of included compensation. The Company can also make discretionary contributions to the plan. There were no discretionary contributions to the plan.

Note 7 - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities and Exchange Act of 1934 (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of the greater of 6 2/3% of the Company's total aggregate indebtedness, as defined, or $5,000, and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2020 the Company had net capital of $204,538, which was $193,928 in excess of its minimum net capital requirement (see Schedule I). The Company's ratio of aggregate indebtedness to net capital is 0.78 to 1.

Note 8 - Contingencies

In March of 2020, The United States of America declared a COVID -19 pandemic. Throughout the year the Company continued its business operations without interruption. The Company utilized the remote software to conduct virtual meetings. Although the risks of COVID-19 are still present, the Company is confident it will not have an impact on its business going forward.

From time to time, the Company may be involved in legal actions arising in the ordinary course of business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably. The Company establishes accruals for losses that management deems to be probable and subject to reasonable estimate.

Note 9 - Paycheck Protection Program Loan

On May 5, 2020, the Company was granted a loan in the amount of $113,598, pursuant to the Paycheck Protection Program (the "PPP"). The PPP established as part of the Coronavirus Aid Relief and Economic Security Act (CARES Act) provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses

Note 9 - <u>Paycheck Protection Program Loan</u>

of a qualifying business. The loans and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, employee benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four-week period. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments until the date on which the amount of forgiveness is remitted to the lender. The Company believes that it used the proceeds for purposes consistent with the PPP and expects the entire amount to be forgiven. The PPP loan will not impact the Company's reported net capital. The Company is in the process of applying for loan forgiveness.

Note 10 - <u>Subsequent Events</u>

The Company has evaluated subsequent events through February 22, 2021, the date the financial statements were approved and authorized for issuance by management. Subsequent from the year ended December 31, 2020, the Company on February 19, 2021 was issued a second draw PPP loan in the amount of $128,327. The loan and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, employee benefits, rent and utilities, and maintains its payroll levels. The Company believes that the proceeds will be used for purposes consistent with the PPP and expects the entire amount to be forgiven. The second draw PPP loan will not impact the Company's reported net capital.